Exhibit 12

UNION TANK CAR COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Line number	For the year ended December 31,
		2003		2002		2001		2000		1999
Income Available for Fixed Charges:
Income from continuing operations	1	$69,754		$96,749		$116,651		$145,967		$131,307
Provision for federal income taxes and foreign taxes	2	35,653		55,047		61,844		76,758		73,037
Provision for state income taxes	3	3,325		1,257		4,940		3,751		4,969
Fixed charges (line 8)	4	96,516		103,218		110,995		100,047		94,136

Income available for fixed charges	5	$205,248		$256,271		$294,430		$326,523		$303,449

Fixed Charges:
Interest expenses (including amortization of debt discount) as shown on the consolidated statement of income	6	$71,840		$78,289		$85,626		$76,613		$73,292
Add interest portion of rent expense	7	24,676		24,929		25,369		23,434		20,844

Total fixed charges	8	$96,516		$103,218		$110,995		$100,047		$94,136

Number of times fixed charges were earned (line 5/line 8)		2.13	x	2.48	x	2.65	x	3.26	x	3.22	x